Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Macro Snacks Inc.
422 Crompton Street
Charlotte, NC 28273
www.snackmacro.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Macro Snacks Inc.
Address: 422 Crompton Street, Charlotte, NC 28273
State of Incorporation: NC
Date Incorporated: April 18, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

- Early access to products (This can be available to everyone, but only $25,000+ can get input in the development)
- Private owners group or investor meetups / webinars

Early Bird

First 72 hours - Friends and Family | 15% bonus shares

Next 72 hours - Super Early Bird | 10% bonus

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (20% off, first 6 months, 1-month supply for free)

$1,000 (20% off, first 12 months, 3 month supply for free)

$5,000+ (25% lifetime, 3-month supply for free)

$10,000+ (25% lifetime, 6-month supply for free+ 5% bonus shares)

$25,000+ (25% lifetime, 1-year supply, manufacturing tour, new flavor development testing, early access to new products + 10% bonus shares)

$50,000+ (25% lifetime, 1-year supply, manufacturing tour, new flavor/product development testing, early access to new products + 15% bonus shares)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Macro Snacks, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

The Company and its Business

Company Overview

Product & Business Model

Macro Snacks provides consumers with macronutrient balanced snack chips that deliver 11g of plant-based protein in a 140-calorie serving. We balance our snacks with complex carbohydrates and healthy fat to achieve the ideal ratio of macronutrients for optimal nutrition. Not only are Macro Snacks perfectly balanced, they taste great too. It is the first of its kind snack, that, while delivering essential, balanced nutrition, they also taste great! All snacks are Non-GMO and Gluten Free, with 6 of 7 flavors being full vegan.

We source our raw materials from a co-manufacturer in Minnesota. At this location, the base, or chip, is made using the extruded protein. The base is then shipping to a seasoning facility in Minnesota where the product is coated with the seasoning and packaged for distribution. Currently, the product is sent to our headquarters and Amazon distribution centers for fulfillment to customers.

Corporate History

The Company first operated Macro Snacks LLC in North Carolina in 2018 and merged into Macro Snacks LLC, an new entity formed in 2019. We subsequently converted to a C-Corporation as part of this equity campaign in June 2020.

Competitors and Industry

We compete in the functional, nutritional snack space. Our competitor list includes companies that make nutritionally functional snacks ranging from chips, puffs, and crisps. All competitors offer high protien snacks as an alternative to unhealthy chips.

While our competitors use whey protein and other non-vegan ingredients, we position ourselves by using plant-based protein and all vegan ingredients.

Quest Nutrition - Protein Chips, bars, cookies, shakes

iWon Organics - Protein Puffs and stix

Shrewd Food - Protein puffs

Current Stage and Roadmap

Currently we are in customer acquisition mode. Our goal is initiate trial from consumers while betting on our taste to win them over as long time customers. Our strategy is proving our theory that once consumers try our products, they continue to come back.

Looking forward, we want to continue to acquire customers digitally, through our proven Facebook and Instagram advertising, as well as push into brick and mortar retail. Our customer data and repeat purchase history will serve as the catalyst for the need to be in retail, highlighting our proof of concept and product/market fit. We have had conversations with retailers and are confident in a 2021 launch into grocery, natual grocery, and certain c-stores to accelarate growth and brand awareness.

Sticking with our mission to provide macronutrient balanced options to our customers, we will continue to introduce innovative products into the market where there is a fit. This includes, but is not limited to, macro balanced protein bars, powders, shakes, cookies, nut butters, and others. Our customers are already asking for different products to compliment our chips, we need investors help to build Macro Snacks into a macronutrient balanced, functional food, powerhouse.

This year we have projected revenue of ~$450,000-500,000. These projections take into account only selling the current products on the market our 7 flavors of Macro Snacks chips. We have identified a company to help us develop our first protein bar. Time to market would be 8 weeks total, with 4 weeks of production post-development. Our goal is to launch the bars pre Black Friday. This will be incremental revenue for 2020.

The Team

Officers and Directors

Name: Justin Wiesehan

Justin Wiesehan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: March 07, 2019 - Present
  Responsibilities: Day to day operations of the company and strategy and execution of operating plan. Justin is currently not taking a salary

Other business experience in the past three years:

- **Employer:** Ballantyne Brands LLC dba Mistic Electronic Cigarettes

Title: SVP Marketing and Regulatory Affairs
Dates of Service: October 01, 2012 - September 17, 2017
Responsibilities: All marketing and branding for the company's family of brands. Also responsible for ensuring compliance with all government and regulatory statutes.

Other business experience in the past three years:

- **Employer:** W the Brand dba W Vapes
  Title: Corporate Director of Sales and Marketing
  Dates of Service: December 18, 2017 - April 01, 2018
  Responsibilities: Oversaw the sales and marketing strategies in all states that the company operated in, this included California, Nevada, and Oregon, as well as the corporate team based in Charlotte, NC.

Other business experience in the past three years:

- **Employer:** VPR Management Group dba Infinite Garage Solutions
  Title: President/Owner
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Oversaw all operations of the business as owner/operator

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products are variants on one type of food, healthy and functional chips. Our revenues are therefore dependent upon the market for such snacks.

Minority Holder; Securities with Voting Rights
he common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Macro Snacks, Inc. was formed around June 2020 and operated under a prior entity that started in mid 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Macro Snacks Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Macro Snacks is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Justin Wiesehan	5,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $350,000.00
  Number of Securities Sold: 1,000,000

Use of proceeds: Initial R&D, Inventory, Marketing, Working Capital
Date: May 29, 2019
Offering exemption relied upon: None

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2018: This was purely an R&D year. We began operating in October 2018 and began work on product formulation, branding, packaging, and building out sales platforms (website and amazon pages).

2019: We ran our first R&D trial run for the product April 29. This had its own set of issues and we had to reformulate. We finally got the product to a point where it could go to market. Full scale production in June. We launched on Amazon in June and quickly began acquiring customers, albeit expensively. A big portion of the loss was spent on amazon advertising. We learned two things: Amazon was an expensive customer acquisition platform and the product wasn't quite right to scale. We went back to R&D after receiving feedback from over 1,000 consumers. With this feedback, we reformulated again. Cash was tight, but we believed we had a better product. With this new product, we changed our marketing strategy to Facebook, Instagram, and Google advertising, which proved to be a much lower customer acquisition cost than Amazon. We went back into production in October and received the new and improved product and 4 new flavors in December. In December, we sent the 1,000 customers who provided feedback a free variety pack of the new and improved product and it was received in high regards versus the first iteration. The massive loss of this year was due to cash burn on Amazon. Competition on Amazon is high and the cost to acquire a customer is high. It is also difficult to differentiate ourself on Amazon due to the lack of advertising and content creativity and freedom of other platforms.

2020: After gaining traction on Facebook and Instagram, we switched digital agency partners on March 1. This proved successful. With the right partner, our sales grew ~700% from Feb. to Mar. and lowered our customer acquisition cost by half. We found

a strategy that works at acquiring customers and have doubled our return customer rate each month since March. This tells us that once customers try the product, they come back for more.

2020 Revenue thru June: $118,923. The bulk of this revenue came in March-May ($89,256). We ran into production issues due to our manufacturer in MN being shut down due to COVID-19. Inventory is due at our warehouse August 10, 2020. Projected revenue for 2020 is $400,000 and ideally no more production issues will be faced.

Historical results and cash flows:

The most intensive cash flow activity was Amazon advertising. This sucked cash with minimal return. This practice has stopped. We are still spending on Amazon in 2020, but we are doing so at a profitable ACOS (advertising cost of sale). In 2019, ACOS was 500-800%, now we have it down to ~30%.

The results of 2019 are not indicative of of future results. Investors should review 2020 YTD numbers for a better understanding of how the company operates today. We like to say we officially launched January 2020. We have a strategy in place that is worked and minimally burning cash. We know we can scale the current strategy. The faster we acquire customer, the faster our retention rates increase, the faster we become profitable.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company received a capital loan from Shopify Capital for $9,000. The outstanding balance is $4,184.

The company applied for and was approved for an EIDL from the SBA for $9,000. It has not been funded as of June 2, 2020.

The company has an outstanding line of credit from American Express with a balance of $38,230.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from our crowdfunding campaign are essential for us to execute the balance of our 2020 plan and our 2021 operating plan. The company is not currently generating positive cash flow and needs the investment to continue growth and is on the pathway to profitability.

If the company is unable to raise the funds via Start Engine, there are vehicles available to us, but they will be more difficult to acquire.

Are the funds from **this campaign necessary to the viability of the company?** (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign is not necessary to the viability of the company, but they are needed for the best pathway forward for the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, it will allow us to continue to operate as we are today because it will be solely used for inventory. It will not be able to fund the growth initiatives we have planned.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding, it will give us an 18 month runway to fully execute our growth strategies. This includes new product introductions, scaling current marketing strategies, and hiring staff to execute our brick and mortar retail strategy.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

In the next 18 months we plan to do $2MM+ in revenue. Once we achieve this growth, we will then go to the strategic VC market to raise a Series A. We have already spoken to multiple strategic VC firms that had invested in companies that had successful exits. The firms are excited about the product but have certain revenue benchmarks before considering to invest in a company. Our goal is to hit those benchmarks and aim to foster a strategic alliance to raise a Series A down the road to accelerate growth.

Indebtedness

- **Creditor:** Shopify Capital
  Amount Owed: $23,142.03
  Interest Rate: 12.0%
  Maturity Date: July 19, 2021

- **Creditor:** SBA
  Amount Owed: $9,000.00

Interest Rate: 3.5%
Maturity Date: June 08, 2050

- **Creditor:** Paypal Working Capital
  Amount Owed: $8,000.00
  Interest Rate: 14.0%
  Maturity Date: February 01, 2021

Related Party Transactions

- **Name of Entity:** Vesper Management Group LLC
  Names of 20% owners: John Wiesehan Jr.
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: I pay Vesper $800 a month to rent warehouse space that is connected to the office space that they lease from a property management company. The warehouse is the sole use of Macro Snacks Inc but is attached to the office space of Vesper Management Group LLC, who holds the lease agreement.
  Material Terms: $800 per month. It is a month to month agreement.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

Our valuation is based our projected revenue, the size of the our target market, and industry comparables.

The global "healthy snacks" market size is expected to reach $32.3 billion by 2025, rising at a market growth of 5.07% CAGR during the forecast period, while the plant-based snacks market is projected to record a striking CAGR of over 8% through 2028.

Projected revenue for 2020 is around $500,000 and for 2021 is around $2.4MM. Our valuation takes into industry comparables as well as recent exits and VC investment in the space. With the growth of the market and current growth trends, we believe this valuation is right on par with other industry raises/exits.

2020 Financial Assumptions:

We believe that our 2020 Plan is attainable through our current customer acquisition strategy and current product line. However, raising the maximum capital, we believe we can outpace our projections by introducing new products into market faster than previously planned. We also believe that with additional capital we can increase revenue for 2020 by scaling the marketing tactics of our current products.

2021 Financial Assumptions:

These assumptions are based on raising the maximum amount. By raising the maximum amount we can execute on all of our growth strategies. These strategies include: new product development and launches, increasing our marketing spend to acquire customers more quickly to turn into LTV positive customers, and launch into brick and mortar retail. These growth initiatives will also allow us to hire key employees to bring into the company to help attain the growth projected.

Based on internal reserach, we found similar company in the space has LTM of $120,000 in sales with projected 12-month revenue of $1.2MM and raised at a $7MM valuation. We believe with our current sales trends and projected revenues, we are offering a value to investors versus the industry.

Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  This will allow us to keep inventory moving to continue to serve our customers.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Continue to scale our marketing efforts online as well as begin to fund in-store marketing efforts at retailers.

- *Inventory*
  5.0%
  Purchase 6-month projected inventory need to ship to our in-house ecommerce fulfillment and Amazon fulfillment. Begin planning inventory buys based on retail support and launches in 2021. Also, purchase inventory for new product launches.

- *Company Employment*
  20.0%

Begin to build out a team. Key hires will include an Amazon account manager, a high level sales VP to start attacking retail, and customer service.

- *Research & Development*
  10.0%
  Begin developing new products per the roadmap. We have identified a bar manufacturer to begin the macro balanced protein bar development this year.

- *Working Capital*
  31.5%
  Normal business expenses and overhead to ensure a runway of 18-months.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.snackmacro.com (www.snackmacro.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/macro-snacks

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Macro Snacks Inc.

[See attached]

MACRO SNACKS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Macro Snacks, LLC
Charlotte, North Carolina

We have reviewed the accompanying financial statements of Macro Snacks, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 20, 2020
Los Angeles, California

MACRO SNACKS, LLC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	22,164	$	44,082
Accounts receivable—net		164		-
Inventories		49,938		-
Prepaids and other current assets		1,900		-
Total current assets		**74,166**		**44,082**
Total assets	$	**74,166**	$	**44,082**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	4,053	$	-
Credit Card		39,452		-
Other current liabilities		-		3,470
Total current liabilities		**43,505**		**3,470**
Total liabilities		**43,505**		**3,470**
MEMBERS' EQUITY				
Members Equity		385,000		60,000
Retained earnings/(Accumulated Deficit)		(354,339)		(19,388)
Total members' equity		**30,661**		**40,612**
Total liabilities and members' equity	$	**74,166**	$	**44,082**

See accompanying notes to financial statements.

MACRO SNACKS, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	15,926	$	-
Cost of goods sold		34,261		-
Gross profit		(18,335)		-
Operating expenses				
General and administrative		160,052		18,977
Sales and marketing		156,565		411
Total operating expenses		316,617		19,388
Operating income/(loss)		(334,952)		(19,388)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(334,952)		(19,388)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(334,952)	$	(19,388)

See accompanying notes to financial statements.

MACRO SNACKS, LLC.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Members' Equity		Accumulated Deficit		Total Members' Equity	
Balance—December 31, 2017	$	-	$	-	$	-
Contribution		60,000		-		60,000
Net income/(loss)		-		(19,388)		(19,388)
Balance—December 31, 2018	$	**60,000**	$	**(19,388)**	$	**40,612**
Contribution		325,000		-		325,000
Net income/(loss)		-		(334,952)		(334,952)
Balance—December 31, 2019	$	**385,000**	$	**(354,339)**	$	**30,661**

See accompanying notes to financial statements.

MACRO SNACKS, LLC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(334,952)	$	(19,388)
Changes in operating assets and liabilities:				
Accounts receivable—net		(164)		-
Inventory		(49,938)		-
Prepaids and other current assets		(1,900)		-
Accounts payable		4,053		-
Credit Card		39,452		-
Other current liabilities		(3,470)		3,470
Net cash provided/(used) by operating activities		(346,918)		(15,918)
CASH FLOW FROM FINANCING ACTIVITIES				
Contribution/(Distribution)		325,000		60,000
Net cash provided/(used) by financing activities		325,000		60,000
Change in cash		(21,918)		44,082
Cash—beginning of year		44,082		-
Cash—end of year	$	22,164	$	44,082
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Macro Snacks, LLC was previously formed on April 2, 2018 as a South Carolina, LLC. On February 18, 2019, the company formed in North Carolina, and merged with the South Carolina entity. On March 7, 2019, the South Carolina entity was subsequently dissolved. The financial statements of Macro Snacks, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the Charlotte, North Carolina.

Macro Snacks, LLC provides consumers with macronutrient balanced snack chips that deliver 11g of plant-based protein in a 140-calorie serving. We balance our snacks out with complex carbohydrates and healthy fat to achieve the ideal ratio of macronutrients for optimal nutrition. Not only are Macro Snacks perfectly balanced, they taste great too. It is the first of its kind snack, that, while delivering essential, balanced nutrition, it also tastes great! All snacks are vegan, Non-GMO, and Gluten Free.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of

undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 20, 2020, which is the date the financial statements were issued.

MACRO SNACKS, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished Goods	$	49,938	$	-
Total Inventories	**$**	**49,938**	**$**	**-**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, consist of the following items:

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Prepaid Expenses	$	1,900	$	-
Total Other Current Liabilities	**$**	**1,900**	**$**	**-**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Due to J Wiesehan		-		3,470
Total Other Current Liabilities	**$**	**-**	**$**	**3,470**

5.   RELATED PARTY

During 2018, the Company has received loan from owner J. Wiesehan in the amount of $3,470. As of December 31, 2019, and December 31, 2018 the outstanding balances were $0 and $3,470 respectively.

As discussed in Note 6, the company pays $800 a month to a related party for a shared storage space.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2019, the company paid month to month rent for an office space. The company also paid $800 per month rent to a related party for shared storage space.

Rent expense for the fiscal years 2019 and 2018 was $5,066 and $0, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Justin Wiesehan	**50.00%**
Roy Baxter Cook, III Revocable Living Trust under agreement dated January 10, 2012	**50.00%**

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 20, 2020, the date the financial statements were available to be issued.

On June 25, 2020, Macro Snacks, LLC. converted to a Delaware C Corporation called Macro Snacks, Inc. Macro Snacks, Inc is authorized to issue a total of 20,000,000, Common Stock no par value.

On June 8, 2020, Macro Snacks, LLC., has received SBA Loan #9226517804 in the amount of $9,000 with interest rate 3.75%. The monthly payment is $44, including principal and interest and the balance of principal and interest will be payable 30 years from the date of the promissory Note.

During 2020, Macro Snacks, LLC., has received PayPal Loan in the amount of $8,000. The Company has to pay loan fee in the amount of $1,269. Minimum amount that a Company must pay is $926 every 90 days.

During 2020, Macro Snacks, LLC has received Shopify loan in the amount of $9,000 with 17% of daily sales repayment rate. Every 60 days the Company must pay minimum instalment in the amount of $1,605.

During 2020, Macro Snacks, LLC has received Shopify loan in the amount of $21,000 with 17% of daily sales repayment rate. Every 60 days the Company must pay minimum instalment in the amount of $3,962.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $334,952, an operating cash flow loss of $346,918 and an accumulated deficit of $354,339 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Macro Snacks Inc.

Balance is better





macro
snacks
BALANCE IS BETTER

$35,396 raised

52 Investors	**52** Days Left
$1.00 Price per Share	**$5M** Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website · Charlotte, NC · FOOD & BEVERAGE · CONSUMER PRODUCTS

Macro Snacks are macronutrient balanced, plant-based protein snacks designed to help you reach your health goals. We've created tasty snacks in the flavors you love, optimized with complex carbs and healthy fats. Our gluten-free, NON-Gmo, vegan and kosher snacks contain essential macronutrients that allow you to indulge while getting the nutrition you need.

Overview | Team | Terms | Updates 4 | Comments | Follow

Reasons to Invest

- Strong growth in 2020, revenue has reached over $100,000 while maintaining gross margins of 72-75%
- Repeat customer count steadily increased month-over-month since February 2020
- The global "healthy snacks" market size is expected to reach $32.3 billion by 2025, rising at a market growth of 5.07% CAGR, while the plant-based snacks market is projected to record a striking CAGR of over 8% through 2028.

Bonus Rewards

Get rewarded for investing more into Macro Snacks Inc.

$250+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary

"Don't ditch the flavors you love, ditch the junk"



THE PROBLEM

The healthy snack market lacks options that are both delicious and nutritious

Most "healthy" snacks on the market either don't taste good or are actually packed with unhealthy ingredients like sugars, sugar alcohols, tons of fat, or ingredients you can't pronounce. Today's health foods market is oversaturated with too many yo-yo diets and short term, quick fixes, many of which are low carb, high protein, and do not focus on balanced nutrition.

Tired of choosing between...?

| A snack that tastes bad. | A snack full of unhealthy ingredients. |

---

section below.

$250+
Investment

All Investor Owners Club

Early access to products (This can available to everyone, but only $25 can get input in the development) Private owners group or investor meetups / webinars

$500+
Investment

First Volume Tier

$500+ (20% off, first 6 months, 1-m supply for free)

$1,000+
Investment

Second Volume Tier

$1,000 (20% off, first 12 months, 3 supply for free)

$5,000+
Investment

Third Volume Tier

$5,000+ (25% lifetime, 3-month su for free)

$10,000+
Investment

Fifth Volume Tier

$10,000+ (25% lifetime, 6-month su for free+ 5% bonus shares)

$25,000+

THE SOLUTION

Healthy snacks so good, you'd think they're bad for you

Don't ditch the flavors you love, ditch the junk. Our snacks come in your favorite flavors and are packed with the nutrition your body craves, made with plant-based protein and delicious all-natural, organic ingredients that taste great and balance out your nutrition for optimal performance.



CRUNCHABLE. MUNCHABLE. CRAVEABLE.

macro snacks
BALANCE IS BETTER
CHEDDAR CHEESE
SPICY CHILI LIME
PIZZA PIE

At Macro Snacks, we understand that weight loss and a healthy lifestyle shouldn't be based on restricting foods you love, but rather balancing out those foods to hit your goals. That's why our snacks provide the macronutrient ratio that works for you and gives you the tools you need to sustain that weight loss for the long term.

MAC·RU·NU·TRI·ENT

Investment

Sixth Volume Tier

$25,000+ (25% lifetime, 1-year sup
manufacturing tour, new flavor
development testing, early access
products + 10% bonus shares)

$50,000+

Investment

Seventh Volume Tier

$50,000+ (25% lifetime, 1-year sup
manufacturing tour, new flavor/pr
development testing, early access
products + 15% bonus shares)



makrō'n(y)ootrēənt/ (noun)

1) a substance required in relatively large amounts by living organisms, in particular.

2) a type of food (e.go., fat, protein, carbohydrate) required in large amounts in the human diet

The healthy snack market is experiencing growth like never before

Specialty chips, pretzels, and snacks is a $4 billion category, up 8% between 2016-2018. The global "healthy snacks" market size is expected to reach $32.3 billion by 2025, rising at a market growth of 5.07% CAGR during the forecast period, while the plant-based snacks market is projected to record a striking CAGR of over 8% through 2028. Additionally, healthy snack products with specific claims like non-GMO grew 18.2% over the last 5 years, beating overall snack category growth of 1.2% over the same period.



GLOBAL HEALTHY SNACK MARKET



$32.3B
by 2025



OUR TRACTION

Continued revenue and customer growth, with a new successful digital strategy


MUNCHABLE. CRUNCHABLE.
macro snacks
BALANCE IS BETTER
BBQ SAUCE
A MACRONUTRIENT BALANCED CRISP
25,000
BAGS SOLD
IN 4 MONTHS

After launching on Amazon in June 2019, we sold 25,000 snack bags in four months, receiving 1,000 comments from customers. We used these customer responses to reformulate our product and re-launched our new and improved product in December 2019.


2020 GROWTH
739%
Feb. to Mar.
MUNCHABLE. CRUNCHABLE.
macro snacks
BALANCE IS BETTER
CHEDDAR CHEESE
A MACRONUTRIENT BALANCED CRISP

Due to a change in our digital marketing strategy in 2020, **we grew 703% from February to March** and we have successfully increased our customer retention rate month over month since March 2020. Though our plans to sell in brick and

mortar retailers has halted due to COVID-19, we plan to expand on our successful digital strategy to grow our customer base and have a stronger launch in stores in 2021.


CHEEDAR
CHEESE

WHAT WE DO

Same flavors you know and love, with plant-based ingredients you can trust







MUNCHABLE.
CRUNCHABLE.
macro snacks
BALANCE IS BETTER
CHURRO LOCO
45% CARBS
30% PROTEIN
25% FAT
A MACRONUTRIENT BALANCED CRISP

Vegan
Plant Protein
Gluten-Free
Macro-Balanced
140 Calories
Non-GMO











Our non-gmo, gluten-free, plant-based and kosher snacks provide our customers with the flavors they are used to eating in legacy brand snacks, like our Rockin Ranch, which imitates the flavor of Cool Ranch Doritos, or our Churro Loco, that tastes like Cinnamon Toast Crunch. We formulated our products this way so that the initial taste triggers a sensory memory and instant connection and comparison of unhealthy snacks they have been eating for years. This initial trial and connection will make the long term adoption of our products easier.



UPGRADE YOUR CHIP GAME
macro snacks
VS
Doritos
UPGRADE YOUR CHIP GAME
macro snacks
VS
Lay's
Sour Cream & Onion

11G	PROTEIN	2G		11G	PROTEIN	2G
3.5G	FAT	10G		4G	FAT	12G
140	CALORIES	180		140	CALORIES	195

Our snacks allow you to indulge while keeping you on track with your health goals. We combine all 3 essential macronutrients to create a balanced, better for you snack, that is not only healthy, but tastes great. We use a twin screw extrusion process to make our snacks, meaning they are first baked, and then tumbled with a dry seasoning powder and high oleic sunflower oil. Our key ingredients include pea protein isolate, chickpea flour, brown rice flour and each of our signature seasonings are made with all natural and organic ingredients.



THE BUSINESS MODEL

Direct to consumer with remarkable profit margins

Currently we are only direct to consumers through our website, www.snackmacro.com and Amazon. Our gross margins (product cost/retail cost) are between 72- 75% depending on the SKU.

PROFIT MARGINS

72-75%

72-75%

depending on SKU

HOW WE ARE DIFFERENT

Our snacks focus on complete and balanced nutrition, with ingredients to brag about


WHAT IS SO SPECIAL ABOUT MACRO SNACKS?
macro snacks

WE FOCUS ON COMPLETE NUTRITION

Using these three ingredients to make up
70% of all our products.

Pea Protein Isolate



Pea Protein Isolate, a powder extracted from yellow peas, is a "high quality" protein, amazing source of plant-based iron and contains all nine essential amino acids.

Chickpea Flour

Chickpeas are a great source of fiber and plant-based protein, as well as being high in magnesium and potassium.

Brown Rice Flour

Brown Rice Flour is a whole grain flour that consists of the bran, endosperm and germ. It is a great source of plant-based protein, fiber, B vitamins, iron, magnesium, manganese and lignans.

Our biggest competitors include companies such as Quest Nutrition, Shrewd Food, iWon Organics, and other Keto snack brands. Many of these brands are focused on low-carb, high protein offerings, but our differentiator is that we focus on complete nutrition. While diet trends may come and go, we are positioned to provide a longer term solution to our wellness-seeking customers. We believe macro balance as a whole is more sustainable for consumers long term because it is not restrictive like most diets and products on the market.

SNACKABLE.
CRAVEABLE.
Nutrition Facts
Serving size 1 package (34g)
Amount per serving
Calories 140
% Daily Value*
Total Fat 3.5g 4%
Saturated Fat 0.5g 3%
Trans Fat 0g
Cholesterol 0mg 0%
Sodium 120mg 5%
Total Carbohydrate 17g 6%
Dietary Fiber 1g 4%
Total Sugars 5g
Includes 5g Added Sugars 10%
Protein 11g 15%
Vitamin D 0mcg 0%
Calcium 15mg 2%
Iron 2mg 10%
Potassium 49mg 2%
snackmacro.com
Distributed by Macro Snacks, LLC
Charlotte, NC 28273
© Macro Snacks, LLC
FIESTA LOCO FOR CHURRO
FESTIVE
& OH-SO-SWEET
SNACKING
INSPIRED
BY A CINNAMONY,
SUGARY
FIESTA
DO WHAT YOU DO... BETTER.
You're welcome.

THE VISION

Macro Snacks will be a go-to healthy snack and sports nutrition brand


We're expanding our products!
MUNCHABLE. CRUNCHABLE.
macro snacks
BALANCE IS BETTER
SPICY CHILI LIME
45% CARBS
30% PROTEIN
25% FAT
A MACRONUTRIENT BALANCED CRISP

We envision this company becoming a complete suite of functional, sports nutrition products. We have plans to expand into the macro balanced protein bar category, cookie category, ready-to-drink protein product category, popcorn category, macro balanced nut butters, and other formats of chips/snacks. We believe very few products on the market currently offer consumers a macronutrient balanced option in any of these categories. As a first-mover brand in this category, we anticipate long term, sustained growth for Macro Snacks.

LOOK FORWARD TO CRAVING OUR



Nov. 2020	Macro balanced protein bar
Feb. 2021	Ready-to-drink protein product
June 2021	Macro balanced nut butters
Sep. 2021	Popcorn
Dec. 2021	Cookies
TBA	And so much more!

OUR TEAM

A founder on a mission

As a lifelong entrepreneur with a background in consumer goods, Justin Wiesehan founded Macro Snacks with a simple mission- to make snack food better. Justin has had success launching brands and products that can still be found in major retailers such as Walmart, Walgreens, and national warehouse clubs. His previous experience and passion for the mission set up Macro Snacks for growth and expansion.



JUSTIN WIESEHAN



FOUNDER

WHY INVEST

Help us reshape the health foods market with a snack brand that has something for everyone

Macro Snacks is on a mission to disrupt the healthy snacking and sports nutrition industries. One of our goals is to debunk short-term, quick fix diets and use our company as a catalyst to educate the public on the benefits and long term sustainability of a macronutrient balanced diet. Staying in shape or getting in shape doesn't have to be hard or restrictive; in fact, it can be enjoyable! We want you to become a part of Macro Nation as we achieve our potential and help people live healthier, better, more balanced lives.

 We prove that your snacks can be tasty **AND** healthy!

Meet Our Team





Justin Wiesehan
Founder and CEO

Justin is a serial entrepreneur. Prior to starting Macro Snacks, Justin co-founded Mistic Electronic Cigarettes, a first mover in the e-cigarette industry from 2012-2017. Mistic was a top 3 brand and was in 70,000 retail doors including Walmart, Walgreens, Circle K, Dollar General, Family Dollar, and more.



Offering Summary

Company	: Macro Snacks Inc.
Corporate Address	: 422 Crompton Street, Charlotte, NC 28273
Offering Minimum	: $10,000.00
Offering Maximum	: $1,070,000.00
Minimum Investment Amount (per investor)	: $250.00

Terms

Offering Type	: Equity
Security Name	: Common Stock
Minimum Number of Shares Offered	: 10,000
Maximum Number of Shares Offered	: 1,070,000
Price per Share	: $1.00
Pre-Money Valuation	: $5,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19

and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

- Early access to products (This can be available to everyone, but only $25,000+ can get input in the development)
- Private owners group or investor meetups / webinars

Early Bird

First 72 hours - Friends and Family | 15% bonus shares

Next 72 hours - Super Early Bird | 10% bonus

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (20% off, first 6 months, 1-month supply for free)

$1,000 (20% off, first 12 months, 3 month supply for free)

$5,000+ (25% lifetime, 3-month supply for free)

$10,000+ (25% lifetime, 6-month supply for free+ 5% bonus shares)

$25,000+ (25% lifetime, 1-year supply, manufacturing tour, new flavor development testing, early access to new products + 10% bonus shares)

$50,000+ (25% lifetime, 1-year supply, manufacturing tour, new flavor/product development testing, early access to new products + 15% bonus shares)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Macro Snacks, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Amazon LaunchPad

1 hour ago

I am excited to announce that Macro Snacks has been accepted into Amazon LaunchPad and will launch within 30 days!

Amazon LaunchPad is a platform that "supports entrepreneurs by providing resources, expertise, and global support to help showcase and deliver innovative products like yours to millions of Amazon customers. Think of Amazon Launchpad as a supplemental program designed to jumpstart and accelerate your Amazon business."

I am extremely excited about this program as it will accelerate our business on Amazon solely because of the discovery and reach it has with customers looking for products like Macro Snacks. It also will give us a leg up over our current competitors on Amazon, who are not a part of LaunchPad.

With our current rating on Amazon (3.9 out of 5 stars, 118 reviews), we are poised for growth on Amazon and LaunchPad will be the catalyst for that growth.

Stay Balanced,

Justin

Production Dates and Inventory Update

20 days ago

Good afternoon, we have received some inquires from investors regarding our out-of-stock positions. These out-of-stocks are due in part to COVID-19. Not to fear, we have production scheduled for July 24 in which we will be back in stock on all products the first week of August!

We are excited to have all products back in stock and continue the growth we have experienced so far this year.

Also, we are working on the plan to distribute the free products that come with your investment upon completion of production.

I want to personally thank everyone that has invested thus far, and look forward to the continuation of the campaign!

As always, if you have any questions, please don't hesitate to reach out.

Stay Balanced,

Justin Wiesehan

Founder and CEO

1 Day Left on Super Early Bird!

about 1 month ago

Wow! We have raised over $25K in such a short period of time! Thank you to everyone who has invested so far! If you want to take advantage of the Super Early Bird Special, with 10% bonus shares, there is just over 24 hours left to take advantage!

I am overwhelmed by the progress so far in less than a week!

Stay Balanced,

Justin

Founder and CEO

Only an hour and half left for Early 15% Bonus Shares

about 1 month ago

We have officially launched the campaign and we are closing in on the end of the early investor bonus shares period! We have raised close to $13,000 in this period. If you still want to claim your 15% bonus shares, invest now before time runs out!

Thank you all for your support, you are what makes this campaign successful!

Stay Balanced,

Justin

Founder and CEO

END OF UPDATES

Comments (14 total)

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Steven Levin 4 INVESTMENTS 8 days ago
Who is providing Macro Snacks' kosher supervision and what kosher hechsher symbol is on the product?

Justin Wiesehan - **Macro Snacks Inc.** 7 days ago
Steven,

Thank you for the question. We use co-manufacturers to produce our products. Each of the facilities that handle our products and ingredients are Kosher certified and use their own Rabbi's to provide Kosher supervision. We have Kosher certification paperwork from each facility and for ingredients used. Due to our ingredients being produced at different locations, we do not have our own Kosher supervision as we rely on our manufacturers to provide this service for us.

That being said, all of our product are Kosher Parve.

I hope this answers your question, please let me know if there is any more information I can provide.

Thanks,
Justin

Ryan Rochel 1 INVESTMENT INVESTED a month ago
Hi Justin! I really like how you and your company are creating healthy AND tasty snacks that are balanced. I see so much potential for Macro Snacks and look forward to your progress as you create new products. I also appreciate how you incorporated customer feedback.

I believe in what you're doing and know there's still room for massive growth in the truly healthy snacks market. I have some questions to get a better understanding of your plans so I can feel comfortable investing.

1. What are you planning to do with the capital you raise? (Not sure if I just missed that above.)

2. The profit margins look great. How much change do you expect in those margins as you diversity your products and when you start showing up in brick-and-mortar locations?

3. Are you profitable yet? If not, when do you expect to be?

4. What is the company doing in the environmental sustainability area? And/or what will you be doing down the road?

5. What is the company doing to enforce diversity within management? And/or what will you be doing down the road?

Thank you very much!

Justin Wiesehan - **Macro Snacks Inc.** a month ago
Ryan, thanks for your interest in the company and your questions. Let me take them one by one below:

1. The capital will be used for inventory of current products, to scale marketing efforts digitally, continue to expand on product development, launch into national retail, and hire essential employees needed for each of the aforementioned goals.

essential employees needed for each of the aforementioned goals.

2. As we scale, our cost of goods will decrease based on certain quantities we hit in production. As we continue to grow, our costs will go down on items like ingredients and packaging based on bulk orders.

3. We are not profitable yet, Net Income Loss for May was just under $8,000 compared to April loss of $26,000, so we are getting close. Our profitability is dependent on our return customer rate, which has nearly doubled every month since March. In June we hit 27% return rate. Due to our cost of acquisition, we become profitable once we are around a 40-50% return customer rate per month. We hope to achieve this in the next 2-3 months.

4. We are looking into sourcing environmentally friendly packaging. During production we recycle all waste product to farms for feed. We will continue to explore options to be environmentally responsible and align those with our business goals.

5. As a small team, diversity is important. Down the road we envision being a diverse group as we begin to hire team members. This important issue will remain top of mind in those efforts.

Stay Balanced,
Justin

Anne Berhe 1 INVESTMENT INVESTED a month ago
Hi Justin! I was wondering how she should expect a return on investment. Are you planning on issuing out dividends, going public, or selling the company in the long term?

Justin Wiesehan - Macro Snacks Inc. a month ago
Hey Anne, thanks for your question, it is a good one! Our goal is to grow the company into a complete suite of functionally balanced nutrition products. This goal takes capital, which is why we need people like you. As always, with the right offer, the company will sell if it makes sense. As the company reaches profitability, the plan is to issue dividends to shareholders based on free cash in the business. At this time, we do not see an IPO as a viable option, so the best prospective ROI will be from a sale (minority or majority stake acquisition) and/or dividends.

Thanks,
Justin

Darlene Wallace SE OWNER 29 INVESTMENTS a month ago
Hello Justin. Thank you for clearing up the production issue question below from the other investor. I just invested because I believe in your vision and think that you will do well in the physical fitness sector. I am rooting for you and look forward to trying the products myself.

Justin Wiesehan - Macro Snacks Inc. a month ago
Darlene, thank you so much for your support! I can't wait for you to try our products as well!

Thanks,
Justin

Girish Amin SE OWNER INVESTED a month ago
Hey Justin,
Good day from NC and congrates for launching the SE campaign. Just made a small investment. How you plan to execute the volume Perks and what is included in free supply? Is there any limit on volume purchase? Also, this SE campaign will draw many investors to your website and many offerings on your website shows sold-out. Are you having production or supply chain issues?

Justin Wiesehan - Macro Snacks Inc. a month ago
Hey Girish, thank you for your support! We are working through the volume perks and free supply execution this week and will notify all investors soon. There is no limit on volume for the discount to investors.

We are not experiencing production issues, we have production slated for mid-July. Due to COVID-19, our production was pushed at the co-manufacturer due to shutdowns. They have to fulfill all backlogs from March-May. We expect to be fully back in stock late-July, early August! This will also include some new flavor offerings!

Thanks again for your support, welcome aboard!

Justin
Founder and CEO

Herbert Hanson `SE OWNER` `19 INVESTMENTS` a month ago
Where do I get a couple of bags? If my son likes it, Then, I am in.
Next, I am strictly gluten free and soy free. Any concerns? (I am more in).

> **Justin Wiesehan** **- Macro Snacks Inc.** a month ago
> Hey Herbert, thanks for your investment interest! You can get bags from our website www.snackmacro.com! Also, all of our snacks are gluten-free, however, we do use soy protein isolate in our formulation.
>
> Thanks,
> Justin
> Founder and CEO

Vijay Kumar Konduru `SE OWNER` `3 INVESTMENTS` a month ago
The offering looks very compelling with great valuation for small investors.
Have a couple of questions -
1) Where do you see the company in 5 years (revenue goals etc) assuming you have enough funding to carry out your vision?
2) Do you have plans to market these products to fitness crowd?. I know a lot of them are looking for a good balance in terms of macro nutrients.
3) In terms of Brick and mortar sales, how do you plan to differentiate Macro snacks among just the sheer number of options available?

> **Justin Wiesehan** **- Macro Snacks Inc.** a month ago
> Hey Vijay, thanks for the questions and glad to hear you see the value! Let me take them one by one.
> 1) The 5 Year Plan is to be a $30M+ revenue company spanning multiple product formats that follow our mission of macronutrient balance. This includes continuing to scale our online sales and also launching in brick and mortar retail in 2021.
> 2) Yes, our core demographic is the fitness crowd, mainly those that are already fitting macro balance into their lifestyle. Over time, our broader target is consumers looking for healthier, balanced alternatives to traditional snacks on the market. This is why we model our flavors after familiar flavors found in "unhealthy" snacks. We want that transition to be seamless and the sensory familiarity of taste and crunch helps achieve that. We are the healthy snacks that tastes like it's unhealthy for you!
> 3) Our differentiator on shelf in brick and mortar has to be our packaging and the messaging on front of package. That is why the brand name is so prominent. The balance of macros and the familiarity of flavors is what we believe will attract consumers to learn more.
>
> Let me know if there are any other questions, I appreciate your interest and hope you find our offering valuable!
>
> Thanks and stay balanced!
>
> Justin
> Founder and CEO



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